SCIDYN (TM)


March 28, 2006

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:    Science Dynamics Corporation
                Registration Statement on Form SB-2
                File No. 333-128142

Dear Sir or Madam:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, Science Dynamics Corporation (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form SB-2 (Registration No. 333-128142) (the "Registration Statement"). The Company is requesting withdrawal of the Registration Statement because the Company intends to pay all amounts due under its outstanding secured convertible term note held by the selling stockholder named in the Registration Statement with cash and the Company accordingly no longer needs to register the common stock issuable upon conversion of the secured convertible term note. No securities were sold in connection with the offering pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company's legal counsel, Gregory Sichenzia of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely,

SCIENCE DYNAMICS CORPORATION


By:     /s/ Paul Burgess
   --------------------------------
            Paul Burgess
            Chief Executive Officer



                Science Dynamics Corporation o 7150 N. Park Dr.,
                        Suite 500 o Pennsauken, NJ 08109
     Phone: (856) 910-1166 o Fax: (856) 910-1811 o E-mail: sales@scidyn.com